SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )(1)

                           Aleris International, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   014477103
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Eleazer Klein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 12, 2006
 -------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             --------------------
CUSIP NO.      014477103              SCHEDULE 13D         PAGE 2 OF 12 PAGES
------------------------------                             --------------------


-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Brahman Capital Corp.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO  (see Item 3)
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    3,585,600 (see Item 5)
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,585,600 (see Item 5)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                3,585,600 (see Item 5)

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.43% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO, IA
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      014477103              SCHEDULE 13D         PAGE 3 OF 12 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Brahman Management, L.L.C.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO  (see Item 3)
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    2,034,800 (see Item 5)
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,034,800 (see Item 5)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                2,034,800 (see Item 5)

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.49% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
-------------------------------------------------------------------------------

------------------------------                             --------------------
CUSIP NO.      014477103              SCHEDULE 13D         PAGE 4 OF 12 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Peter A. Hochfelder
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO  (see Item 3)
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    3,585,600 (see Item 5)
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,585,600 (see Item 5)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                3,585,600 (see Item 5)

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.43% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------

------------------------------                             --------------------
CUSIP NO.      014477103              SCHEDULE 13D         PAGE 5 OF 12 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  Robert J. Sobel
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO  (see Item 3)
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    3,585,600 (see Item 5)
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,585,600 (see Item 5)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                3,585,600 (see Item 5)

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.43% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------

------------------------------                             --------------------
CUSIP NO.      014477103              SCHEDULE 13D         PAGE 6 OF 12 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Mitchell A. Kuflik
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO  (see Item 3)
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    3,585,600 (see Item 5)
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,585,600 (see Item 5)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                3,585,600 (see Item 5)

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.43% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------

------------------------------                             --------------------
CUSIP NO.      014477103              SCHEDULE 13D         PAGE 7 OF 12 PAGES
------------------------------                             --------------------


Item 1.       Security and Issuer.

     This statement on Schedule 13D relates to the shares ("Shares") of common stock of Aleris International, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 25825 Science Park Drive, Suite 400, Beachwood, Ohio 44122.

Item 2.       Identity and Background.

     (a) This statement is filed by Brahman Capital Corp., a Delaware corporation, Brahman Management, L.L.C., a Delaware limited liability company, Peter A. Hochfelder, Robert J. Sobel and Mitchell A. Kuflik (each a "Reporting Person" and together the "Reporting Persons"). The Shares reported herein are held by certain investment funds and accounts managed by the Reporting Persons. The Reporting Persons may be deemed to have beneficial ownership of the Shares reported herein. Each Reporting Person expressly disclaims beneficial ownership of the Shares reported herein.

     (b) The principal business address of each of the Reporting Persons is 655 Third Avenue, 11th Floor, New York, New York 10017.

     (c) The principal business of Brahman Caital Corp. and Brahman Management, L.L.C. is managing investment funds and accounts holding securities over which the Reporting Persons have voting and dispositive power. The principal business of each of Peter A. Hochfelder, Robert J. Sobel and Mitchell A. Kuflik is to serve as an investment advisor.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Brahman Capital Corp. and Brahman Management L.L.C. are organized under the laws of the State of Delaware. Peter A. Hochfelder, Robert J. Sobel and Mitchell A. Kuflik are citizens of the United States of America.

Item 3.       Source and Amount of Funds or Other Consideration.

     The 3,585,600 Shares reported herein by the Reporting Persons were acquired at an aggregate purchase price of approximately $117,613,258 (including brokerage commissions) using its investment capital in the ordinary course of business.

Item 4        Purpose of Transaction.

     The Reporting Persons previously filed a Schedule 13G with respect to the Shares on March 23, 2005, as amended by Amendment No. 1 on February 14, 2006.

     The Reporting Persons acquired the Shares for investment in the ordinary course of business, but they now intend to explore opportunities to enhance the value of the Issuer. In this regard, the Reporting Persons have undertaken, and intend to continue to undertake, discussions with the Issuer, third parties and other shareholders. The Reporting Persons would support or participate in any such opportunity only if it is also supported by senior management of the Issuer.

------------------------------                             --------------------
CUSIP NO.      014477103              SCHEDULE 13D         PAGE 8 OF 12 PAGES
------------------------------                             --------------------

     Except as set forth herein, none of the Reporting Persons have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, and, alone or with others, pursuing discussions with the Issuer, other shareholders and third parties with regard to its investment in the Issuer, and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of
Schedule 13D.

Item 5.       Interest in Securities of the Company.

     (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 31,366,025 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

     As of the close of business on June 21, 2006, each of Brahman Capital Corp., Peter A. Hochfelder, Robert J. Sobel and Mitchell A. Kuflik may be deemed to beneficially own 3,585,600 Shares on behalf of Brahman Partners II, L.P., a Delaware limited partnership ("Brahman II"); Brahman Partners III, L.P., a Delaware limited partnership ("Brahman III"); Brahman Institutional Partners, L.P., a Delaware limited partnership ("Brahman Institutional"); BY Partners, L.P., a Delaware limited partnership ("BY Partners"); Brahman C.P.F. Partners, L.P., a Delaware limited partnership ("Brahman C.P.F."); Brahman Partners II Offshore, Ltd., a Cayman Islands company ("Brahman II Offshore"); Brahman Partners IV L.P., a Delaware limited partnership ("Brahman IV"); Brahman Partners IV Offshore, Ltd., a Cayman Islands company ("Brahman IV Offshore"); and a separately managed account ("Managed Account").

     Brahman II, Brahman III, Brahman Institutional, BY Partners, Brahman C.P.F., Brahman II Offshore, Brahman IV, Brahman IV Offshore and Managed Account are each investment funds, of which the investment manager is Brahman Capital. As the investment manager of Brahman II, Brahman III, Brahman Institutional, BY Partners, Brahman C.P.F., Brahman II Offshore, Brahman IV, Brahman IV Offshore and Managed Account, Brahman Capital has the power to vote and dispose of the Shares owned by each of Brahman II, Brahman III, Brahman Institutional, BY Partners, Brahman C.P.F., Brahman II Offshore, Brahman IV, Brahman IV Offshore and Managed Account, and, accordingly, may be deemed the indirect "beneficial owner" of such Shares. Brahman Capital expressly disclaims beneficial ownership of the Shares reported herein.

     Peter A. Hochfelder, Robert J. Sobel and Mitchell A. Kuflik are the executive officers and directors of Brahman Capital. As executive officers and directors of Brahman Capital, they have the ability to control the decisions of such entity. Therefore, they may be deemed the indirect "beneficial owners" of the Shares owned by each of Brahman II, Brahman III, Brahman Institutional, BY Partners, Brahman C.P.F., Brahman II Offshore, Brahman IV, Brahman IV Offshore and Managed Account. Each of Peter A. Hochfelder, Robert J. Sobel and Mitchell
A. Kuflik expressly disclaims beneficial ownership of the Shares reported herein.

------------------------------                             --------------------
CUSIP NO.      014477103              SCHEDULE 13D         PAGE 9 OF 12 PAGES
------------------------------                             --------------------

     As of the close of business on June 21, 2006, Brahman Management, L.L.C. ("Brahman Management") may be deemed to beneficially own 2,034,800 Shares on behalf of Brahman II, Brahman III, Brahman Institutional, BY Partners, Brahman C.P.F. and Brahman IV.

     Brahman II, Brahman III, Brahman Institutional, BY Partners, Brahman C.P.F. and Brahman IV are each investment funds, of which the general partner is Brahman Management. As the general partner of Brahman II, Brahman III, Brahman Institutional, BY Partners, Brahman C.P.F. and Brahman IV, Brahman Management has the power to vote and dispose of the Shares owned by each of Brahman II, Brahman III, Brahman Institutional, BY Partners, Brahman C.P.F. and Brahman IV, and, accordingly, may be deemed the indirect "beneficial owner" of such Shares. Brahman Management expressly disclaims beneficial ownership of the Shares reported herein.

     Peter A. Hochfelder, Mitchell A. Kuflik and Robert J. Sobel are the managing members of Brahman Management (the "Managing Members"). As the Managing Members of Brahman Management, they have the ability to control the decisions of such entity. Therefore, the Managing Members may be deemed the indirect "beneficial owners" of the Shares owned by each of Brahman II, Brahman III, Brahman Institutional, BY Partners, Brahman C.P.F. and Brahman IV. Each of the Managing Members expressly disclaims beneficial ownership of the shares reported herein.

     (b) Each of Brahman Capital Corp., Peter A. Hochfelder, Robert J. Sobel and Mitchell A. Kuflik have shared voting and dispositive power over 3,585,600 Shares and Brahman Management, L.L.C. has shared voting and dispositive power over 2,034,800 Shares.

     (c) Information concerning transactions relating to the Shares effected through open market transactions by the Reporting Persons during the past sixty days is attached as Annex A hereto.

     (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.


     Except as otherwise set forth herein, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.       Material to be Filed as Exhibits.

Exhibit I: Joint Filing Statement, dated as of June 22, 2006, among Brahman Capital Corp., Brahman Management, L.L.C., Peter A. Hochfelder, Robert J. Sobel and Mitchell A. Kuflik.

------------------------------                             --------------------
CUSIP NO.      014477103              SCHEDULE 13D         PAGE 10 OF 12 PAGES
------------------------------                             --------------------


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 22, 2006



                                      BRAHMAN CAPITAL CORP.

                                      By: /s/ Peter A. Hochfelder
                                          ---------------------------------
                                          Name:  Peter A. Hochfelder
                                          Title: President


                                      BRAHMAN MANAGEMENT L.L.C.

                                      By: /s/ Peter A. Hochfelder
                                          ---------------------------------
                                          Name:  Peter A. Hochfelder
                                          Title: Managing Member


                                      /s/ Peter A. Hochfelder
                                      -------------------------------------
                                      Peter A. Hochfelder


                                      /s/ Robert J. Sobel
                                      -------------------------------------
                                      Robert J. Sobel


                                      /s/ Mitchell A. Kuflik
                                      -------------------------------------
                                      Mitchell A. Kuflik

------------------------------                             --------------------
CUSIP NO.      014477103              SCHEDULE 13D         PAGE 11 OF 12 PAGES
------------------------------                             --------------------


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

          This will confirm the agreement by and among the undersigned that the
Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock of Aleris International Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated June 22, 2006

                                      BRAHMAN CAPITAL CORP.

                                      BY: /s/ Peter A. Hochfelder
                                          ---------------------------------
                                          Name:  Peter A. Hochfelder
                                          Title: President


                                      BRAHMAN MANAGEMENT L.L.C.

                                      BY: /s/ Peter A. Hochfelder
                                          ---------------------------------
                                          Name:  Peter A. Hochfelder
                                          Title: Managing Member


                                      /s/ Peter A. Hochfelder
                                      -------------------------------------
                                      Peter A. Hochfelder


                                      /s/ Robert J. Sobel
                                      -------------------------------------
                                      Robert J. Sobel


                                      /s/ Mitchell A. Kuflik
                                      -------------------------------------
                                      Mitchell A. Kuflik

------------------------------                             --------------------
CUSIP NO.      014477103              SCHEDULE 13D         PAGE 12 OF 12 PAGES
------------------------------                             --------------------


                                    Annex A


     ---------------------------------------------------------------------
                                              Number of
            Date         Purchase/Sale         Shares      Price per Share
     ---------------------------------------------------------------------
          4/26/2006          Sale              100,000         51.5003
     ---------------------------------------------------------------------
          4/26/2006          Purchase           50,000         49.2093
     ---------------------------------------------------------------------
          4/27/2006          Purchase           25,000         46.5680
     ---------------------------------------------------------------------
          5/1/2006           Purchase           10,000         46.1408
     ---------------------------------------------------------------------
          5/4/2006           Sale               50,000         49.5000
     ---------------------------------------------------------------------
          5/5/2006           Sale               82,800         49.5466
     ---------------------------------------------------------------------
          5/8/2006           Sale              150,000         50.7737
     ---------------------------------------------------------------------
          5/9/2006           Purchase           46,400         49.7532
     ---------------------------------------------------------------------
          5/11/2006          Purchase          133,800         48.5186
     ---------------------------------------------------------------------
          5/12/2006          Purchase          151,200         47.6057
     ---------------------------------------------------------------------
          5/15/2006          Purchase           90,000         47.6330
     ---------------------------------------------------------------------
          5/16/2006          Purchase           25,000         47.2500
     ---------------------------------------------------------------------
          5/17/2006          Purchase          183,300         46.7803
     ---------------------------------------------------------------------
          5/18/2006          Purchase          100,000         46.3061
     ---------------------------------------------------------------------
          5/19/2006          Purchase          230,500         44.8664
     ---------------------------------------------------------------------
          5/22/2006          Purchase           68,800         44.1556
     ---------------------------------------------------------------------
          5/24/2006          Purchase          110,000         42.5904
     ---------------------------------------------------------------------
          6/12/2006          Purchase          555,900         39.7138
     ---------------------------------------------------------------------